The Travelers Money Market Account for Variable
Annuities Shareholder Votes (Unaudited)
Semiannual Report, June 30, 2006


At a Special Meeting of Unitholders of the Account, held on April 27, 2006 the respective unitholders voted for the following proposal:

1. To approve or disapprove an Agreement and Plan of Reorganization whereby the assets of the Account will be transferred to the BlackRock Money Market Portfolio, a series of Metropolitan Series Fund, Inc., in exchange for Class A shares of the Portfolio, and the Account will be restructured as a sub-account of The Travelers
Fund U for Variable Annuities, a unit investment trust.


For 15,184,057.743

Against 763,703.510

Abstain 916,759.720

Total 16,864,520.973